June 20, 2011
VIA EDGAR AND ELECTRONIC MAIL
Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Wells Fargo & Company
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 25, 2011
Form 10-Q for Fiscal Quarter Ended March 31, 2011
Filed May 6, 2011
File No. 001-02979
Dear Ms. Hunsaker:
In response to the comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in the Staff’s letter dated June 9, 2011, to Wells Fargo & Company (“Wells Fargo,” “Company,” “we,” or “our”), we submit the following information. The Staff’s comments, indicated in bold, are followed by Wells Fargo’s responses, with underlined text and strikethrough denoting proposed changes to our current disclosures.
Form 10-K for Fiscal Year Ended December 31, 2010
Risk Management — Credit Risk Management, page 54
Table 25: Home Equity Portfolios, page 63
1.	We note your response to prior comment five in our letter dated May 11, 2011 and that 41% of your NHEG balances are in junior lien positions behind third party first liens. In addition, we note from your response that you are not provided with delinquency or default information on the first lien loan until the foreclosure sale. Please explain to us how you take this information into consideration in your determination of your general reserve for the home equity portfolio. Specifically, discuss if the junior lien loans with positions behind third

Stephanie L. Hunsaker
June 20, 2011

party first liens are considered a separate pool for your calculation. If so, tell us the qualitative factors you consider for the pool (i.e. trend of higher delinquencies, etc.) and if the loss factors are weighted differently than the remaining home equity loan portfolio.
Wells Fargo response:
We do not maintain a separate pool in our calculation of losses related to junior liens behind third party first liens. Our approach is to incorporate the default rates for junior liens behind delinquent first liens, which are higher when compared to non-delinquent first liens, into our delinquency roll rate models that drive our overall loss forecasting calculations. We continuously monitor and back test the performance of our loss forecasting calculations, and make necessary refinements so that we encompass the most current information available, including all inherent losses for our junior lien positions.
2.	Please tell us and disclose in future filings the portion of your TDRs in the home equity portfolio that are in a junior lien position behind third party first liens. In addition, tell us whether third party first lien holders contact you to discuss modifications of both the first and junior liens combined and if so, how susceptible you are to enter into these joint modifications if the junior lien you hold is performing.
Wells Fargo response:
For our National Home Equity Group (representing 93% of our home equity portfolio), 48% of real estate 1-4 family junior lien mortgage TDRs are in a junior lien position behind third party first liens. We will include this disclosure for the entire home equity portfolio in future filings.
For modifications under the U.S. Treasury Department programs (HAMP/2MP), we receive notification from a third party service provider who combines loan servicing information for financial institutions implementing modifications under these programs. If a first lien holder completes a HAMP modification, we generally complete a junior lien (2MP) modification. In substantially all cases, our junior lien positions modified under 2MP were performing at the time of the modification. Third party first lien holders typically do not contact us to discuss modifications of their first and our junior lien combined. If contacted regarding a proposed joint modification with a third party first lien holder for a performing junior lien position, we work directly with the borrower to evaluate the proposed modification in accordance with our modification and re-underwriting guidelines.
Liability for Mortgage Loan Repurchase, page 72
3.	We note your response to prior comment six in our letter dated May 11, 2011 and the disclosures proposed for future filings. It appears that your proposed disclosure of the high end of the range represents the high end of the range of “probable” losses, instead of “reasonably possible” losses. Additionally, it is unclear why your proposed disclosure would also indicate that for matters where an unfavorable outcome is reasonably possible but not probable that

Stephanie L. Hunsaker
June 20, 2011

there may be a range of possible losses in excess of the established liability that cannot be estimated as this amount should be captured in your estimate of the high end of the range of possible losses. Please clarify what your proposed disclosure is intending to capture and confirm that you will provide an estimate of reasonably possible losses in excess of the amount accrued.
Wells Fargo response:
We will include in future filings an estimate of the reasonably possible losses in excess of the accrued amount for our mortgage loan repurchase liability. We will revise future filings as follows:
The mortgage repurchase liability of $XX at June 30, 2011, represents our best estimate of the probable loss that we may incur for various representations and warranties in the contractual provisions of our sales of mortgage loans. Because the level of mortgage loan repurchase losses depends upon economic factors, investor demand strategies and other external conditions that may change over the life of the underlying loans, the level of the liability for mortgage loan repurchase losses is difficult to estimate and requires considerable management judgment. We maintain regular contact with the GSEs and other significant investors to monitor and address their repurchase demand practices and concerns. Because of the uncertainty in the various estimates underlying the mortgage repurchase liability, there is a range of losses in excess of the recorded mortgage repurchase liability that are reasonably possible. The estimate of the range of possible loss for representations and warranties does not represent a probable loss, is based on currently available information, significant judgment, and a number of assumptions that are subject to change. The high end of this range in excess of our recorded liability was $XX at June 30, 2011.
4.	We note your response to prior comment seven in our letter dated May 11, 2011 and that 65% of the mortgage insurance rescission notices you received in 2010 resulted in repurchase demands. In an effort to provide greater transparency of the risk and exposure of repurchase demands due to mortgage insurance rescissions please disclose the information from your response in future filings. Additionally, please clarify whether you factor in projected mortgage insurance rescissions (as opposed to the ultimate amount of mortgage insurance rescissions which result in a demand) into your repurchase liability.
Wells Fargo response:
We will disclose the information from our response in future filings.
We incorporate projected mortgage insurance rescissions into our repurchase liability estimate. Our estimation process incorporates projected mortgage insurance rescissions that we deem to be probable to result in a repurchase demand.

Stephanie L. Hunsaker
June 20, 2011

Note 8: Securitization and Variable Interest Entities, page 146
5.	We note your responses to prior comments 16 and 17 in our letter dated May 11, 2011. Please confirm to us that you do not hold any equity interest in the VIEs discussed. In addition, consider revising your table of unconsolidated VIEs with which you have significant continuing involvement to present separate debt and equity interest columns in an effort to provide greater transparency.
Wells Fargo response:

We do not hold any equity interests in the VIEs discussed in our responses to prior comments 16 and 17 in our letter dated May 25, 2011. We will revise future filings to separately disclose the amount of debt and equity interests that we hold in unconsolidated VIEs with which we have significant continuing involvement.
6.	We note from your response to prior comment 18 in our letter dated May 11, 2011 that your exposure to loss associated with loans sold to the GSEs or GNMA are the same as loans in other unconsolidated trusts for which servicing is your only continuing involvement. Please tell us and revise to disclose in future filings if you have received requests to repurchase loans from GNMA and describe the process in greater detail, including the legal entity that makes the repurchase request if it differs between FHA and VA collateral. As part of your response, please clarify whether your GNMA securitizations have collateral mixed of FHA and VA loans and discuss how the different levels of guarantee/loss reimbursement work for the FHA and VA loans. Finally, please tell us the amount of VA losses you have recognized in excess of the VA guarantee and whether there are any specific geographic concentrations where those losses are occurring.
Wells Fargo response:
As an originator of an FHA insured or VA guaranteed loan, we are responsible for obtaining the insurance with FHA or the guarantee with the VA. We do not typically receive repurchase requests from GNMA, FHA/HUD or VA, however to the extent we are unable to obtain the insurance or the guarantee, we can request to repurchase the loan from the GNMA pool. Such repurchases from GNMA pools typically represent a self-initiated process upon discovery of the uninsurable loan (usually within 180 days from funding of the loan). Alternatively, in lieu of repurchasing loans from GNMA pools, we may be asked by the FHA/HUD or the VA to indemnify loans due to defects found in the Post Endorsement Technical Review process or audits performed by FHA/HUD or the VA. Our liability for mortgage loan repurchase losses incorporates probable losses associated with indemnified loans in GNMA pools and uninsurable loans. During first quarter 2011, we resolved losses against the reserve of $3 million associated with these indemnifications and GNMA repurchases.

Stephanie L. Hunsaker
June 20, 2011

We do have a collateral mix of FHA and VA loans in our GNMA securitizations. As of December 31, 2010, approximately 80% of the loans we service in GNMA securitizations are FHA insured loans, and the remaining 20% are VA guaranteed loans.
As a servicer of FHA loans, we incur certain unreimbursed costs associated with delinquent loans, such as unreimbursed interest advances, 25% of attorney’s fees, and other expenses that exceed allowable amounts under the servicing contract. Unreimbursed interest advances include the first two months of interest advanced on delinquent loans, the difference between the advanced interest to the investor and the interest reimbursement rate (as defined by HUD) and curtailed interest in situations where contractual default management timelines are not met. Other than the potential risk of a denied insurance claim (as discussed in the response to comment 7 below), there is no risk of principal loss on an FHA insured loan.
As a servicer of VA loans, we incur certain unreimbursed costs associated with delinquent loans, such as curtailed interest in situations where contractual default management timelines are not met and when other expenses exceed allowable amounts. Additionally, we are responsible for principal losses on VA loans in those situations where the total borrower indebtedness exceeds the sum of the property value (adjusted for VA’s costs to sell the property) and the VA maximum guarantee amount.
For the year ended December 31, 2010, we incurred total unreimbursed foreclosure costs of $175 million associated with VA maximum guarantee claims (including the principal losses associated with maximum guarantee claims). For the year ended December 31, 2010, for VA claims that did not reach the maximum guarantee, we incurred total unreimbursed foreclosure costs of approximately $7 million. For the year ended December 31, 2010, approximately one-half of the VA claims were maximum guarantee claims. Given the structure of the VA reimbursement based on property value and maximum guarantee, we are more likely to have maximum guarantee claims in geographical areas that have experienced a relatively higher level of house price depreciation. The following table summarizes the top 5 states where we have experienced a higher level of maximum guarantee claim losses:
2010 Unreimbursed Foreclosure Costs for Maximum Guarantee VA Claims
($ in millions)

State	Total Cost	% of Total

FL	$30	17%
AZ	25	14
CA	21	12
NV	19	11
MI	7	4
All other	73	42

Total	$175	100%

Stephanie L. Hunsaker
June 20, 2011

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We will revise future filings as follows:
Table 26 provides the number of unresolved repurchase demands and mortgage insurance rescissions. ~~We generally do not have unresolved repurchase demands from the FHA or VA for loans in GNMA-guaranteed securities because those demands are relatively few and we quickly resolve them.~~ We do not typically receive repurchase requests from GNMA, FHA/HUD or VA. As an originator of an FHA insured or VA guaranteed loan, we are responsible for obtaining the insurance with FHA or the guarantee with the VA. To the extent we are not able to obtain the insurance or the guarantee we can request to repurchase the loan from the GNMA pool. Such repurchases from GNMA pools typically represent a self-initiated process upon discovery of the uninsurable loan (usually within 180 days from funding of the loan). Alternatively, in lieu of repurchasing loans from GNMA pools, we may be asked by the FHA/HUD or the VA to indemnify loans due to defects found in the Post Endorsement Technical Review process or audits performed by FHA/HUD or the VA. Our liability for mortgage loan repurchase losses incorporates probable losses associated with indemnified loans in GNMA pools and uninsurable loans.
7.	As a related matter, we note that FHA and VA loans have high delinquency rates, but given the guarantees provided by the U.S. Government, you continue to keep the loans on accrual status. In this regard, we note that as of March 31, 2011, you have $17.9 billion of these loans that are 90 days past due but still on accrual status. Please tell us whether you have experienced any increases in denials of claims from the U.S. Government on these types of loans.
Wells Fargo response:
We have not experienced an increase in denials of claims for FHA or VA loans. For 2010, on all FHA claims submitted, we incurred losses of $5 million associated with denied claims on approximately 0.3% of claims filed. For VA claims filed in 2010, we incurred losses of $500,000 due to denied claims, representing approximately 0.1% of total VA claims filed.
HUD does not allow conveyance of properties damaged by fire, flood, earthquake, tornado, hurricane and boiler explosion or mortgagee neglect (defined as failure to inspect, secure or maintain a property timely and prudently). In certain situations as servicer of FHA loans, we may choose not to file a claim for insurance if the costs to repair a damaged property (in order to make the property conveyable to HUD) are estimated to be in excess of the insurance claim. For 2010, we incurred losses of $6 million associated with situations where we decided to incur the loss on the property instead of repairing the property damage in order to convey the property to HUD and collect the insurance claim.

Stephanie L. Hunsaker
June 20, 2011

Note 9: Mortgage Banking Activities, page 156
8.	We note from your response to prior comment 20 in our letter dated May 11, 2011 that the prepayment speed and other cash flow/assumption updates during 2009 and 2010 mostly resulted in a decrease in your MSRs valuation except for three quarters. Also, we note that two of the quarters where these updates were positive to the MSRs valuation were the fourth quarter for both 2009 and 2010. Please explain to us the reason for this trend in improvement in the MSRs valuation during the fourth quarter. In your response, specifically identify which assumptions had the greatest impact and why.
Wells Fargo response:
The change in MSR is predominantly due to changes in prepayment speeds, which are inversely correlated to changes in mortgage interest rates. As mortgage interest rates increase, our estimates of future prepayment speeds decline as there is less of an incentive for borrowers to refinance their mortgages to lower interest rates. A reduction in prepayment speeds results in an increase in the fair value of the MSR, as we will realize more MSR cash flows since the underlying loans will remain outstanding over a longer period of time.
As provided in the table in our response to prior comment 20, the quarterly changes in mortgage interest rates for the three quarters where we experienced an increase in MSR fair value due to prepayment speed and other cash flow/assumption updates were attributable to increases in mortgage interest rates. Specifically, for the second and fourth quarters of 2009 and the fourth quarter of 2010, there were increases in market-based mortgage interest rates of 72 basis points, 31 basis points and 61 basis points, respectively. These increases in market-based mortgage interest rates resulted in increases in the MSR fair value of $2,406 million, $1,423 million, and $1,756 million, for the second and fourth quarters of 2009 and the fourth quarter of 2010, respectively. Conversely, for all quarters where there was a decline in mortgage interest rates, we projected an increase in prepayment speeds, thus resulting in a decline in the fair value of the MSRs. The impact of changes in mortgage interest rates was the most significant assumption that drove changes in the fair value of our residential MSRs on a quarterly basis.
9.	We note from your response to prior comment 22 in our letter dated May 11, 2011 that you are the master/primary servicer for your commercial MSR portfolio, but that there is a special servicer who has the right to service and work out delinquent and foreclosed loans. Please explain to us all the differences between a master/primary servicer and special servicer including if a contractual service fee is paid for both and if there is a significant difference in the fee structure. Tell us if you are the special servicer for any of your commercial MSRs and describe the business reasons why it is not beneficial for you to perform the duties of both servicers.

Stephanie L. Hunsaker
June 20, 2011

Wells Fargo response:
Typically, commercial mortgage loan securitizations include both a Master Servicer and a Special Servicer, with separately defined roles and separate servicing fees paid to each servicer. The responsibilities of the Master Servicer typically include: preparation of securitization trust financial reports, investment of funds temporarily pending distribution to investors, distribution of funds to investors, collection of borrower principal, interest and escrow payments, payment of taxes and insurance from escrowed funds, administration of reserve accounts, if applicable, and collection of insurance claims. The Master Servicer may subcontract certain loan administration activities to a Primary or Sub-servicer. Compensation for the Master Servicer typically ranges from 2 to 6 basis points based on the unpaid principal balance (UPB) of the serviced assets plus any ancillary income. If applicable, a portion of the Master Servicer’s compensation is paid to the Primary or Sub-Servicer, which is typically 1 to 3 basis points, plus ancillary income.
While performing both the master and special servicing activities could be economically beneficial for us, third party investors with the relevant expertise to work out delinquent commercial mortgage loans and foreclosed commercial real estate are typically contracted to perform the special servicing activities because they invest in the lower-rated tranches of these securitizations. Generally, when loans are 60 days past due, the primary responsibility for servicing is transferred from the Master Servicer to the Special Servicer. The Special Servicer attempts to resolve such loans by returning the loan to accrual status with or without a loan modification, selling the loan to a third party, or foreclosing and selling the collateral. The responsibilities of the Special Servicer typically include approval or consent for the following: the initial list of properties included in the securitization, collateral substitutions, new lessees, loan subordinations, property managers, property budgets, loan forbearances and other loan modifications. Compensation for the Special Servicer typically ranges from 20 to 25 basis points based on the UPB of specially serviced assets, an incremental 50 to 100 basis points upon resolution of each specially serviced asset, plus any ancillary income.
At December 31, 2010, Wells Fargo was the Special Servicer for 5.4% of the commercial mortgage portfolio that we service for others. We are actively specially servicing less than one percent of the commercial mortgage portfolio that we service for others. Typically, we acquire special servicing rights from third parties, which are usually awarded to the Special Servicer for no consideration. We may also retain special servicing rights in connection with the securitization of our commercial mortgage loans. None of our commercial MSRs relate to our special servicing activities, as the compensation for providing such services was established at an amount that would fairly compensate a substitute servicer should one be required. We do not hold significant variable interests in the commercial mortgage securitizations that we specially service.

Stephanie L. Hunsaker
June 20, 2011

10.	We note from your response to prior comment 22 in our letter dated May 11, 2011 that the entire residential amortized MSR portfolio was originated in the fourth quarter of 2010. In addition, we note your response to prior comment 23 that you elected the amortization method under the determination that certain residential MSRs retained on loans with low mortgage interest rates represented a new class of MSRs due to limited prepayment and impairment risk. Please tell us if you had servicing assets and/or liabilities that would belong to the new class had it previously been recognized, as well as whether you have added more servicing assets to this new class subsequent to March 31, 2011. Also, tell us how the low interest rates on the underlying mortgage loans in the new class were significantly different from residential MSRs originated in 2009 and the first nine months of 2010.
Wells Fargo response:
Pursuant to ASC 860-50-35-5, a new class of MSRs may be identified solely based on an entity’s method for managing the risks of its servicing assets. In fourth quarter 2010, we created a new class of residential MSRs because we altered our strategy for managing our risk exposures associated with this new class of residential MSRs. Due to the historically low mortgage interest rate environment, we did not believe it was cost effective to use derivative instruments to economically hedge our exposure to prepayment risk and impairment risk associated with the new class. Whether or not we continue to add residential MSRs to this new class under this risk management strategy will be dependent on several factors, including: the level of mortgage interest rates, our tolerance for different levels of exposure to prepayment risk and impairment risk, and the costs of economically hedging our risk exposures with derivative instruments. This newly implemented asset-liability driven risk management strategy represents a change from our historical practice for managing our risk exposures related to our residential MSRs. We have not added any new MSRs to this new class since fourth quarter 2010. Because this new risk management strategy was implemented for residential MSRs created during fourth quarter 2010, none of our residential MSRs obtained prior to that date would qualify for recognition in this new class of MSRs. Had we implemented this new risk management strategy prior to fourth quarter 2010, we do not believe our residential MSRs would qualify for recognition in this new class of MSRs based on the factors described above.
Note 14: Guarantees and Legal Actions, page 166
Loans and MHFS Sold with Recourse, page 167
11.	We note your response to prior comment 25 in our letter dated May 11, 2011. Please revise disclosures in future filings to include the information from the response.
Wells Fargo response:
In future filings, we will revise our disclosures to include information consistent with our response to prior comment 25 contained in our letter dated May 25, 2011.

Stephanie L. Hunsaker
June 20, 2011

Definitive Proxy Statement on Schedule 14A
Business Line Performance, page 63
12.	We note your response to prior comment 26 in our letter dated May 11, 2011 where you indicate that the HRC “did not separately or specifically focus on achievement of [the] respective business line performance goals.” We also note your disclosure on page 63 that “[s]uccess or failure at achieving business line results is factored into the HRC’s executive compensation decisions for the business line leaders.” Please revise your disclosure in future filings to clarify how the HRC evaluates achievement of the business line financial performance goals and to clearly indicate whether or not the goals are material in the context of actual executive compensation for these individuals. If the HRC does not focus on achievement of the goals and you believe they are immaterial, explain what the HRC feels is the purpose of establishing business line performance goals.
Wells Fargo response:
We will revise our disclosure in future filings to clarify how the HRC evaluates achievement of the business line performance goals and to indicate whether the achievement of business line performance goals is material to the determination of compensation paid to these individuals, and if not material to explain the purpose of establishing the business line performance goals, as requested by the Staff.
2010 Annual Incentive Compensation, page 67
13.	We note your response to prior comment 28 in our letter dated May 11, 2011. When performance targets are measured against a peer group, please revise future filings to specifically disclose the performance levels that you and the peer group achieved. For example, provide us with disclosure that indicates the RORCE level you achieved and the RORCE level that was the median of the peer group.
Wells Fargo response:
We will revise our future filings to specifically disclose the performance levels that the Company and the peer group achieved when performance targets are measured against a peer group as requested by the Staff.
Summary Compensation Table, page 74
14.	The circumstances that you describe in your response to prior comment 30 in our letter dated May 11, 2011 appear to differ somewhat from the fact pattern set forth in Question 119.24 of the Regulation S-K Compliance & Disclosure Interpretations. Specifically, we note that the HRC did not reduce the amount of an equity incentive plan award that it granted to Ms. Tolstedt in 2009; rather, it

Stephanie L. Hunsaker
June 20, 2011

determined to convert a portion of Ms. Tolstedt’s non-equity incentive plan compensation to a grant of RSRs in February 2010.

To assist us in evaluating your response, please respond to the following.
a.	Tell us the grant date fair value of the award and how you calculated it.

b.	We note on page 65 that the HRC has discretion to pay annual incentive awards in stock awards instead of cash. Tell us how often and the circumstances under which the HRC exercises that discretion. Also, tell us why the HRC decided to pay Ms. Tolstedt’s award in RSRs, rather than cash as originally contemplated.

c.	Provide us with a revised footnote (4) that describes in greater detail the circumstances surrounding the RSR grant as reflected in your response.
Wells Fargo response:
The RSRs were granted to Ms. Tolstedt as a portion of her 2009 annual incentive award for service commencing in 2009 even though the grant date fair value of the RSRs was determined as of February 23, 2010 to be $333,347 by multiplying $27.29 (the NYSE closing price per share on February 23, 2010) by 12,215 (the number of shares subject to the RSRs grant).
The HRC determined to pay a portion of annual incentive awards in the form of RSRs for both 2009 and 2010 fiscal year performance. For 2009, none of the named executive officers in the Company’s 2010 proxy statement were paid an annual incentive award and therefore the Company’s 2010 proxy statement did not describe the HRC’s decision to award RSRs for a portion of the 2009 annual incentive award. However, the HRC’s decision to pay a portion of the 2009 annual incentive award in the form of RSRs applied to all Company employees who earned a 2009 annual incentive award in excess of approximately $1 million (other than those employees with whom the Company had a contractual obligation otherwise). This group included the Company’s executive officers (other than the named executive officers, who as discussed above did not receive a 2009 annual incentive award), including Ms. Tolstedt. For 2010, the HRC made a similar determination to pay a portion of the 2010 annual incentive award in the form of RSRs to all Company employees who earned a 2010 annual incentive award in excess of approximately $1 million, including the Company’s named executive officers (other than those employees with whom the Company had a contractual obligation otherwise). The circumstances under which the HRC exercised that discretion for 2010 performance with respect to the Company’s named executive officers are described in the Company’s 2011 proxy statement on page 67, including the last paragraph on that page, and footnote (6) to the Summary Compensation Table provides details of those RSR grants to the named executive officers. The same considerations discussed on page 67 of the 2011 proxy statement applied to the determination to pay a portion of 2009 annual incentive awards in RSRs rather than in cash as originally contemplated.

Stephanie L. Hunsaker
June 20, 2011

The following revised footnote (4) reflects the information provided above to the Staff:
(4)	The amount of Ms. Tolstedt’s 2010 stock awards shown in column (e) does not include 12,215 RSRs granted to her ~~in February~~ on February 23, 2010 as a portion of her 2009 annual incentive award. Since such RSRs were for service commencing in 2009, such RSR grants are not reported as 2010 compensation. The grant date fair value of these RSRs determined as of February 23, 2010 was $333,347, based on the number of RSRs granted and the NYSE closing price per share on the grant date. ~~In accordance with SEC guidance, we have not reported those RSR grants as 2010 compensation because they relate to 2009 annual incentive compensation.~~ See also footnote (5) to the Outstanding Equity Awards at Fiscal Year-End table.
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Note 8: Mortgage Banking Activities, page 93
15.	We note your response to prior comment 33 in our letter dated May 11, 2011 and that the increase in the valuation allowance for the residential amortized MSRs were for the GNMA securitizations. Please explain to us why the GNMA stratum has higher default projections and unreimbursed foreclosure expenses compared to other conventional product stratums.
Wells Fargo response:
Residential mortgage loans that are pooled into GNMA securitizations are typically FHA insured or VA guaranteed mortgages. Compared to conventional mortgages sold to FNMA and FHLMC, FHA and VA mortgages typically require a lower down payment from the borrower, lower FICO requirements, and target first time home buyers. Because of these different program parameters, the historical performance trends indicate that FHA and VA loans typically experience a higher level of delinquency than conventional loans sold to FNMA and FHLMC. This relatively higher delinquency performance results in higher default projections for these FHA and VA loans in GNMA securitizations.
Unreimbursed servicing and foreclosure expenses vary by investor and servicing contract. As servicer, we are required to advance principal and interest to investors for delinquent loans in the pool. These advances are typically reimbursable to us under our servicing contracts, with the exception of GNMA securitizations where the first two months of interest advanced and the difference between the advanced interest to the investor and the interest reimbursement rate (as defined by HUD) is not reimbursed to the servicer on FHA insured loans. This results in higher servicing and foreclosure costs for these FHA loans. Additionally, under the VA guarantee program, the servicer may experience a principal loss on VA loans for principal losses in excess of the VA maximum guarantee amount. This is a unique servicing contract obligation associated with VA loans as no other product poses this type of risk to the servicer. Due to cost associated with the first two months of interest advances on FHA loans and the risk associated with principal losses on loans serviced with the VA guarantee, unreimbursed servicing and

Stephanie L. Hunsaker
June 20, 2011

foreclosure expenses are relatively higher for loans serviced in GNMA securitizations compared to other types of servicing contracts.
_____________________
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Questions concerning the information set forth in this letter may be directed to me at (415) 222-3119.
Very truly yours,

/s/ RICHARD D. LEVY
Richard D. Levy
Executive Vice President and Controller (Principal Accounting Officer)

cc:	John G. Stumpf, Chairman, President and Chief Executive Officer Timothy J. Sloan, Senior Executive Vice President and Chief Financial Officer